09045023

#82-34714

Imperial Metals

RECEIVED

2009 JAN -5 A 7:5

NEWS RELEASE

SUPPL

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Supreme Court of Canada Grants Application for Leave to Appeal

Vancouver, BC – December 18, 2008 – **Imperial Metals Corporation (TSX:III)** reports the Supreme Court of Canada issued a decision today granting the application of MiningWatch Canada for leave to appeal from the decision of the Federal Court of Appeal issued June 13, 2008. The Federal Court of Appeal decision confirmed the Federal Environmental Assessment of the Red Chris project was valid and in full compliance with the *Canadian Environmental Assessment Act*. The granting of leave to appeal to the Supreme Court of Canada does not overturn the decision of the Federal Court of Appeal. It is a procedural step only which authorizes MiningWatch to bring an appeal to the Supreme Court of Canada. MiningWatch has 30 days within which to file its notice of appeal. The appeal process, including the filing of written submissions by all parties, scheduling of a hearing and a decision, is expected to take up to one year.

The Red Chris project was subject to both Provincial and Federal environmental review. Based on the initial project description, Red Chris was first scoped for comprehensive study level review by the responsible Federal authorities. Following receipt by the responsible Federal authorities of additional project information, including the fact the project was undergoing a full Provincial environmental assessment, it was determined the Federal environmental assessment would proceed by way of a screening report. Accordingly, comprehensive environmental review of the Red Chris project was carried out by the Province under the B.C. Environmental Assessment Act, in full co-operation with the responsible Federal authorities. This was in keeping with efforts by Provincial and Federal environmental agencies and legislation aimed at harmonizing Federal and Provincial environmental review.

The Provincial review process covered the technical, environmental and socio-economic elements of the Red Chris project, and included consultation with the Tahltan First Nation and other local communities. Environmental assessment application documents were made available for public review at local libraries in Smithers, Terrace and Stewart, the government agent's office in Dease Lake, and band offices in Iskut and Telegraph Creek. Notices of the availability of these documents with the public comment period were advertised in the B.C. Gazette and local newspapers. The documents were also made available through the Provincial and Federal environmental assessment office websites. Open houses were conducted in Stewart, Iskut, Dease Lake and Telegraph Creek, the four communities closest to the Red Chris project.

In July 2005 the Provincial environmental assessment report concluded the Red Chris project was not likely to cause significant adverse environmental effects. The Red Chris project subsequently received a Provincial Environmental Certificate. In April 2006 the responsible Federal authorities issued their screening report, which also concluded the project was not likely to cause significant adverse environmental effects.

In its decision of June 13, 2008, the Federal Court of Appeal concluded the responsible Federal authorities have discretion to define and redefine the scope of a project for the purposes of tracking an environmental assessment as a screening under section 18 of CEAA or as a comprehensive review under section 21 of CEAA. The Federal Court of Appeal noted in its decision that the conclusions of the scoping decision by the responsible Federal authorities were not challenged and that the appeal to the Federal Court of Appeal involved matters of statutory interpretation.

Contact: Brian Kynoch, President 604.669.8959 or Sabine Goetz, Investor Relations 604.488.2657
// website: www.imperialmetals.com // email: info@imperialmetals.com

PROCESSED
JAN 12 2009
THOMSON REUTERS

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Tel: (604) 669-8959

(the "Issuer")

Item 2 Date of Material Change

December 18, 2008

Item 3 News Release

The Issuer issued a news release at Vancouver, British Columbia on December 18, 2008 through Marketwire.

Item 4 Summary of Material Change

The Issuer reported the Supreme Court of Canada issued a decision on December 18, 2008 granting the application of MiningWatch Canada for leave to appeal from the decision of the Federal Court of Appeal issued June 13, 2008. The Federal Court of Appeal decision confirmed the Federal Environmental Assessment of the Red Chris project was valid and in full compliance with the *Canadian Environmental Assessment Act*. The granting of leave to appeal to the Supreme Court of Canada does not overturn the decision of the Federal Court of Appeal. It is a procedural step only which authorizes MiningWatch to bring an appeal to the Supreme Court of Canada. MiningWatch has 30 days within which to file its notice of appeal. The appeal process, including the filing of written submissions by all parties, scheduling of a hearing and a decision, is expected to take up to one year.

Item 5.1 Full Description of Material Change

Please see the Issuer's news releases attached as Schedule "A" for a full description of the material change.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669-8959.

Item 9 Date of Report

Dated December 19, 2008.

Schedule "A"

Imperial Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Supreme Court of Canada Grants Application for Leave to Appeal

Vancouver, BC – December 18, 2008 – **Imperial Metals Corporation (TSX:III)** reports the Supreme Court of Canada issued a decision today granting the application of MiningWatch Canada for leave to appeal from the decision of the Federal Court of Appeal issued June 13, 2008. The Federal Court of Appeal decision confirmed the Federal Environmental Assessment of the Red Chris project was valid and in full compliance with the *Canadian Environmental Assessment Act*. The granting of leave to appeal to the Supreme Court of Canada does not overturn the decision of the Federal Court of Appeal. It is a procedural step only which authorizes MiningWatch to bring an appeal to the Supreme Court of Canada. MiningWatch has 30 days within which to file its notice of appeal. The appeal process, including the filing of written submissions by all parties, scheduling of a hearing and a decision, is expected to take up to one year.

The Red Chris project was subject to both Provincial and Federal environmental review. Based on the initial project description, Red Chris was first scoped for comprehensive study level review by the responsible Federal authorities. Following receipt by the responsible Federal authorities of additional project information, including the fact the project was undergoing a full Provincial environmental assessment, it was determined the Federal environmental assessment would proceed by way of a screening report. Accordingly, comprehensive environmental review of the Red Chris project was carried out by the Province under the B.C. Environmental Assessment Act, in full co-operation with the responsible Federal authorities. This was in keeping with efforts by Provincial and Federal environmental agencies and legislation aimed at harmonizing Federal and Provincial environmental review.

The Provincial review process covered the technical, environmental and socio-economic elements of the Red Chris project, and included consultation with the Tahltan First Nation and other local communities. Environmental assessment application documents were made available for public review at local libraries in Smithers, Terrace and Stewart, the government agent's office in Dease Lake, and band offices in Iskut and Telegraph Creek. Notices of the availability of these documents with the public comment period were advertised in the B.C. Gazette and local newspapers. The documents were also made available through the Provincial and Federal environmental assessment office websites. Open houses were conducted in Stewart, Iskut, Dease Lake and Telegraph Creek, the four communities closest to the Red Chris project.

In July 2005 the Provincial environmental assessment report concluded the Red Chris project was not likely to cause significant adverse environmental effects. The Red Chris project subsequently received a Provincial Environmental Certificate. In April 2006 the responsible Federal authorities issued their screening report, which also concluded the project was not likely to cause significant adverse environmental effects.

In its decision of June 13, 2008, the Federal Court of Appeal concluded the responsible Federal authorities have discretion to define and redefine the scope of a project for the purposes of tracking an environmental assessment as a screening under section 18 of CEAA or as a comprehensive review under section 21 of CEAA. The Federal Court of Appeal noted in its decision that the conclusions of the scoping decision by the responsible Federal authorities were not challenged and that the appeal to the Federal Court of Appeal involved matters of statutory interpretation.

Contact: Brian Kynoch, President 604.669.8959 or Sabine Goetz, Investor Relations 604.488.2657
// website: www.imperialmetals.com // email: info@imperialmetals.com

END